================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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


                           Magal Security Systems Ltd.



6-K Items

1. Magal Security Systems Ltd. Proxy Statement for Annual General Meeting to be held July 29, 2004.

2.   Magal Security Systems Ltd. Proxy Card.

                                                                          ITEM 1

                           MAGAL SECURITY SYSTEMS LTD.

                               ------------------


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                            To Be Held July 29, 2004

                               ------------------

To Our Shareholders:

     You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd., to be held at our registered office, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel, on July 29, 2004 at 10:00 A.M., local time, for the purpose of considering and acting upon the following matters:

     1.   Election of Directors and External Directors;

     2. Approval of the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates, as independent auditors of our company for the year ending December 31, 2004 and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services;

     3. Approval of the terms of compensation and the terms of employment for certain of our Directors and Officers;

     4.   Approval of the terms of compensation for our External Directors;

     5. Approval of an interim cash dividend in the amount of $0.05 per ordinary share, par value NIS 1.00 each, that was paid to shareholders of record as of January 12, 2004, and declaration of an additional 5% share dividend to shareholders of record as of July 29, 2004, as a final dividend for the year ended December 31, 2003;

     6.   Approval of our new 2003 Israeli Share Option Plan;

     7. Authorization of Mr. Jacob Even-Ezra, our Chairman of the Board of Directors, to serve concurrently as our Chief Executive Officer;

     8. Review and discussion of our Directors' Report, Consolidated Financial Statements and Auditors' Report for the year ended December 31, 2003; and

     9. Such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on June 25, 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

     You are cordially invited to attend the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and to vote your shares in person.

     Pursuant to the our Articles of Association, a proxy will be effective only if it is received by us at least 48 hours prior to the time of the Annual General Meeting.

     Joint holders of our company's ordinary shares should take note that, pursuant to Article 57 of our Articles of Association, the vote of the senior of the joint holders of any ordinary share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such ordinary share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members or the records of our transfer agent.



                                        BY ORDER OF THE BOARD
                                          OF DIRECTORS

                                        /s/Jacob Even-Ezra
                                        JACOB EVEN-EZRA
                                        Chairman of the Board of Directors and
                                        Chief Executive Officer


Yahud, Israel
June 29, 2004



     Our annual financial statements for the year ended December 31, 2003 are enclosed herewith, but are not part of the proxy solicitation material.

     This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July 2, 2004.

                           MAGAL SECURITY SYSTEMS LTD.
                                17 Altalef Street
                                 Industrial Zone
                               Yahud 56100, Israel

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders of Magal Security Systems Ltd. in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual General Meeting of the Shareholders, or the Meeting, to be held on July 29, 2004 at 10:00 A.M., local time, at our registered office, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel, and at any adjournment or postponement thereof.

Solicitation of Proxies

     Shareholders will be asked to vote upon: (i) the election as Directors and External Directors of the nominees named herein; (ii) the approval of the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates, as the company's independent auditors for the year ending December 31, 2004 and the authorization of the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services; (iii) the approval of the terms of compensation and the terms of employment for certain of our Directors and Officers; (iv) the approval of the terms of compensation for our External Directors; (v) the approval of the interim cash dividend in the amount of $0.05 per ordinary share, that was paid to the holders of the ordinary shares as of January 12, 2004 and declaration of an additional 5% share dividend to shareholders of record as of July 29, 2004, as a final dividend for the year ended December 31, 2003; (vi) the approval of our new 2003 Israeli share option plan; (vii) the authorization of Mr. Jacob Even-Ezra, our Chairman of the Board of Directors, to serve concurrently as our Chief Executive Officer. Additionally, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2003 will be presented and discussed.

     If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and external director and each proposition for which the Board of Directors recommends a vote FOR.

     Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Secretary of the company at any time before such proxy is voted or by voting in person at the Meeting. Attendance at the Meeting will not in itself constitute a revocation of a previously furnished proxy and shareholders who attend the Meeting in person need not revoke their proxy (if previously furnished) and vote in person.

     Pursuant to the provisions of the our Articles of Association, a proxy will be effective only if it is received by us at least 48 hours prior to the time of the Meeting.

     The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment.

Record Date, Outstanding Voting Securities, Voting Rights

     Only shareholders of record at the close of business on June 25, 2004 will be entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of June 24, 2004, there were 8,205,422 ordinary shares outstanding and eligible to vote at the Meeting. At the Meeting, each shareholder of record will be entitled to one vote for each ordinary share held by him in respect of each matter to be voted upon. The ordinary shares have a par value of NIS 1.00 per share

     The presence, in person or by proxy, of two or more persons entitled to vote upon the business to be transacted at the Meeting, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together more than 33-1/3% of the outstanding ordinary shares, is necessary to constitute a quorum at the Meeting. Pursuant to our Articles of Association, if, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned until the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     An affirmative majority of the votes cast is required to approve each of the items to be presented at the Meeting, other than Proposals 1(b), 1(c) and 7. Under the Israeli Companies Law, Items 1(b) and 1(c) with respect to the election of each of Anat Winner and Shaul Kobrinsky as external directors, requires the affirmative vote of the holders of majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that (i) at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company. Item 7 with respect to the authorization of Mr. Jacob Even-Ezra, our Chairman of the Board of Directors, to serve concurrently as our Chief Executive Officer, requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that such majority vote includes at least two-thirds of the ordinary shares represented at the Meeting in person or by proxy that are held by non-controlling shareholders.

     Abstentions and broker "non-votes" are not counted in determining the outcome of the matter being acted upon or for the purpose of determining the special majority requirements detailed above. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies. Solicitation of proxies will be primarily by mail, but proxies may also be solicited by directors, officers, and our employees (who will not be specifically compensated for such services), by telephone or otherwise. Brokerage houses and other custodians, nominees, and fiduciaries that forward proxies and proxy materials to beneficial owners of ordinary shares will be reimbursed for their expenses by us.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of June 24, 2004, pertaining to the beneficial ownership of the company's ordinary shares by (i) persons known to the company to own beneficially five percent or more of the ordinary shares and (ii) all directors and executive officers of the company as a group.

     The information contained herein has been obtained from our records or from information furnished directly by the individual or entity to us.

                                             Number of Ordinary               Percentage of
Name and Address                             Shares Beneficially Owned(1)     Outstanding Ordinary Shares(2)
----------------                             ----------------------------     ------------------------------
Mira Mag Inc.(3)                                        1,736,315                          21.16%
  c/o S.Friedman & Co.
  2 Weizman Street
  Tel Aviv, Israel
Jacob Even-Ezra(4)                                        529,701                           6.41%
  c/o Magal Security Systems Ltd.
  17 Altalef Street, Industrial Zone
  Yahud 56100 Israel
All Directors and Officers as a Group                   1,944,798                           23.5%
(consisting of 15 persons)(4)
------------------

     (1) Ordinary shares beneficially owned include ordinary shares issuable upon the exercise of options exercisable within 60 days of June 24, 2004.

     (2) The percentage of outstanding ordinary shares is based on 8,205,422 ordinary shares outstanding as of June 24, 2004. Ordinary shares deemed beneficially owned by virtue of the right of any person to acquire such shares within 60 days of June 24, 2004, are treated as outstanding only for the purposes of determining the percent owned by such person.

     (3) Mira Mag is the holder of 1,736,315 ordinary shares. The beneficial owners and their percentage interest in these shares are: the Eurona Foundation (81.5% or 1,415,097 ordinary shares) and Jacob Even-Ezra's three children (18.5% or 321,218 ordinary shares). Jacob Even-Ezra beneficially owns all of the 321,218 ordinary shares held by Mira Mag in which his children (Ornit Dekel, Guy and Asaf Even-Ezra) have an interest. The purpose of the Eurona Foundation, the trustees of which are Prinz Michael von Liechtenstein (address: Altenbach 8, P.O. Box 339, FL 9490 Vaduz, Liechtenstein) and Nathan Kirsh (address: Kapola Estate, Ezulwini, Swaziland), is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as the foundation's board may determine.

     (4) Includes Mr. Even-Ezra's beneficial ownership of 321,218 ordinary shares held by Mira Mag (see footnote (3) above), Mr. Even-Ezra's beneficial ownership of an additional 187,265 ordinary shares and 21,218 ordinary shares held by a trustee.

                 I. ELECTION OF DIRECTORS AND EXTERNAL DIRECTORS
                     (Item 1A, 1B and 1C on the Proxy Card)

     Our Articles of Association provide for a Board of Directors consisting of no less than three and no more than eleven members, as may be determined from time to time at a general meeting of our shareholders. At this time, management is recommending six nominees for election as directors and two nominees for election as External Directors, as defined by the Israeli Companies Law, 5739-1999 (the "Companies Law"). It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the six nominees for election as directors and the two nominees for election as External Directors named in the following table. Messrs. Even-Ezra, Dekel, Kirsh, Nuss and Perry currently serve as our directors.

     Each director, other than the External Directors, will hold office until the next Annual General Meeting and until such Director's successor shall have duly taken office, unless such director's office is earlier vacated under any relevant provisions of our Articles of Association or pursuant to the requirements of applicable law. All the members of our Board of Directors (except the external directors as detailed below) may be reelected upon completion of their term of office. The initial term of each External Director is three years and may be extended for an additional three years.

     In the event any of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

     Under Companies Law, each external director is required to serve on the company's audit committee. In addition, at least one external director must serve on each of our company's other committees.

     Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election as directors of Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne. The approval of the election as External Directors of Mrs. Anat Winner and Mr. Shaul Kobrinsky will require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon, provided that (i) at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company.

     The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to share ownership by the nominees.

     Nominees for Election Directors

         Name                      Age                 Position with the Company
         ----                      ---                 -------------------------
Jacob Even-Ezra.....................73        Chairman of the Board and
                                                Chief Executive Officer
Izhar Dekel.........................52        President and Director
Nathan Kirsh........................72        Director
Jacob Nuss..........................56        Director
Jacob Perry ........................60        Director
Zeev Livne .........................59        Director
Shaul Kobrinsky.....................52        External Director
Anat Winner.........................45        External Director

     Jacob Even-Ezra has served as our Chairman of the Board and Chief Executive Officer since 1984, and from 1987 until 1990 he also served as President. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also Chairman of the Israel Export Institute. Mr. Even-Ezra is a beneficial owner of 18.5% of the total ordinary shares held by Mira Mag Inc. Mr. Even-Ezra is Mr. Dekel's father-in-law.

     Izhar Dekel has served as our President since 1990. He became a director in 1993 and served as our Finance Manager between 1984 and 1990. Mr. Dekel is Mr. Even-Ezra's son-in-law.

     Nathan Kirsh has served as our director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, which is the beneficial owner of approximately 81.5% of the total ordinary shares held by Mira Mag Inc.

     Jacob Nuss has served as a director since 1993. Mr. Nuss currently serves as the vice president internal auditing of IAI, and served as IAI's deputy vice president internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI's electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Since 1975, Mr. Nuss has served in various financial management capacities at IAI.

     Jacob Perry was appointed to serve as a director by our Board of Directors on December 2002. From 1995 to December 2002, Mr. Perry was President and Chief Executive Officer of Cellcom Israel Ltd., Israel's largest cellular phone operator. Mr. Perry served 29 years at the Israeli General Security Service, and served as its Chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive staff of many public organizations. Mr. Perry is also a Chairman of the Board of Directors of various companies, including: Mizrahi Bank B.M., Lipman Electronic Engineering Ltd. and Aeronautics Defense Systems Ltd. and is an advisor to Cellguide Ltd.

     Zeev Livne has served as the chairman of Livne Strategic Consultants LTD. since 2001. Mr. Livne served 39 years with the Israeli Defense Forces, or IDF, until 2001. During his long military career with the IDF, Mr. Livne served as the Defence Attache to the U.S. and Canada from 1997 to 2001, Military Secretary to the Prime minister of Israel from 1996 to 1997, Ground Force Cdr. from 1994 to 1996. From 1992 to 1994 Mr. Livne established the IDF Home Front Commend and served as its first Cdr. Mr. Livne serves on the Board of Directors of "PAZKAR" a private Israeli Company. Mr.
Livne received a B.A. in History from the Tel Aviv University and an M.A in Geography from the University of Haifa.

     Shaul Kobrinsky has served as the President and Chief Executive Officer of Urdan Industries Ltd., an Investment and holding company since 1997. From 1989 to 1997, Mr. Kobrinsky served a Chief Executive Officer of Cargal Ltd., an Israeli company that manufactures corrugates. Previously, and since 1984, Mr. Kobrinsky served as deputy Managing Director of Call Industries Ltd., a holding and investment company. Mr. Kobrinsky serves as a director of various public companies, including: Mendelson Israel Technical and Engineering Supplies Ltd. and Aloni Marble Ltd. Mr. Kobrinsky holds a B.A in Economics from Tel Aviv University.

     Anat Winner has served as Chief Executive Officer and Chief Financial Officer of Israel News Ltd. since October 2001. From 1999 to October 2001, Mrs. Winner served as Chief Financial Officer of DBS Satellite Services (1998) Ltd.
(YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Mrs. Winner served as Chief Financial Officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 15 years.

     Other than the relationship between Mr. Dekel and Mr. Even-Ezra, there are no family relationships among our directors.

     The Board of Directors recommends a vote FOR the election of all the above nominees.

Alternate Directors

     Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as an alternate director, subject to the approval of the Board of Directors. Pursuant to the Companies Law, such alternate director may not be a person who is a current director or an alternate director of the company. The appointment of an alternate director is for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors.


Board Meetings and Committees; Approval of Certain Transactions

     During 2003, the Board of Directors held eight meetings. We are subject to the provisions of the Companies Law, which became effective on February 1, 2000 superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, such as us, whose shares are traded on Israeli as well as non-Israeli exchanges/markets.

External Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in Israel or outside of Israel are required to appoint two external directors. The Companies Law requires that the external directors be residents of Israel. However, the Minister of Justice of the State of Israel has promulgated regulations exempting certain qualifying foreign companies, such as us, from the applicability of certain provisions of the Companies Law. The Companies Regulations (Concessions for Public Companies Whose Shares are Registered in a Stock Exchange Outside Israel), 5760-2000, as amended, defines "double foreign company" as a public company whose shares (i) have been offered to the public outside of Israel or were registered on a stock exchange outside of Israel prior to February 1, 2000 and (ii) were registered on a stock exchange in Israel after such date. Pursuant to these regulations, an external director of a double foreign company need not be an Israeli resident.

     The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control and (iv) service as an officer holder. The Companies Law further provides that if, at the time the external directors are appointed, a company's board of directors is comprised solely of members of the same gender, then at least one of the external directors must be of a different gender than the other directors.

     No person may serve as an external director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that either (i) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an external director is for three years and may be extended for an additional three years. Each external director is required to serve on the company's audit committee. Each other committee of a company's board of directors is required to include at least one external director.

Audit Committee

     Our Audit Committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

     Our Audit Committee consists of three board members who satisfy the "independence" requirements of the Securities and Exchange Commission, Nasdaq and Israeli Law for audit committee members. Our Audit Committee is currently composed of Messrs. Menachem Meron, Itzhak Hoffi and Jacob Nuss. In the event that Mr. Shaul Kobrinsky and Mrs. Anat Winner are elected to serve as our external directors at this Meeting, they will replace Messrs Menachem Meron and Itzhak Hoffi on our Audit Committee. The Audit Committee meets at least once each quarter. Mr. Jacob Nuss is our Audit Committee's financial expert, as defined in Item 401 of Regulation S-K.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

     The Audit Committee reviewed our audited financial statements for the year ended December 31, 2003 and members of the Committee met with both management and our independent auditors to discuss those financial statements. Management and our independent auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the U.S. generally accepted accounting principles. Members of the Audit Committee have received from and discussed with our independent auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with our independent auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Internal Auditor

     Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, office holder, affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. Mr. Daniel Spira, CPA (Isr.) is our internal auditor.

                           II. APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

     Shareholders will be asked to approve the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates, as our independent auditors for the year ending December 31, 2004 and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services. A representative of Kost Forer Gabbay & Kasierer is expected to be present at the Meeting and will be given an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders. Kost Forer Gabbay & Kasierer were our auditors for the year ended December 31, 2003.

     It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates, by our Audit Committee and the Board of Directors to conduct the annual audit of our financial statements for the year ending December 31, 2004, and to authorize the Audit Committee to fix their remuneration is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

     The following table sets forth, for each of the last two fiscal years, the fees paid to our independent public accountants.

                                               Year Ended December 31,
                                           -----------------------------------
                                               2003                 2002
                                           -------------        --------------
       Audit Fees (1)..................       $191,345             $197,043
       Audit-Related Fees (2) .........         18,006                14,695
       Tax Fees (3) ...................        106,799                64,738
       All other Fees..................              -                     -
                                           -------------        --------------
       Total...........................        $316,150             $276,476
--------------------

     (1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

     (2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

     (3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Audit Committee Pre-Approval Policies and Procedures

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our Audit Committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

          III. COMPENSATION AND TERMS OF EMPLOYMENT FOR CERTAIN OF OUR
                             DIRECTORS AND OFFICERS
                           (Item 3 on the Proxy Card)

     The Companies Law requires that the compensation of directors, including options grants, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders. In addition, the Companies Law requires that the terms of employment of any director by the company in any other capacity be approved in the same manner.

     Messrs. Nuss and Perry have served as our directors since 1993 and 2002, respectively. Our Audit Committee and Board of Directors determined to compensate Messrs. Nuss, Perry and Livne by paying them an annual fee of $5,600 and a per meeting attendance fee of $300, subject to shareholder approval.

     Mr. Jacob Even-Ezra has served as our Chairman of the Board of Directors and Chief Executive Officer since 1984. Mr. Dekel has served as our President since 1990 and as our director since 1993.

     Our Audit Committee and Board of Directors have determined to extend the appointment of Mr. Jacob Even-Ezra as the Chairman of our Board until January 2006 and as our Chief Executive Officer for such a period until a new Chief Executive Officer is appointed, subject to shareholder approval. In addition, our Audit Committee and Board of Directors have resolved, subject to shareholder approval, to change the terms of employment of Mr. Dekel by increasing his salary, which has not been increased since January 2001, by 7% per annum, and by granting him a one time bonus equal to 36% of his annual salary and to grant to Mr. Jacob Even-Ezra and Mr. Dekel, in their capacity as officers, options to purchase 50,000 and 40,000 ordinary shares of the company, respectively, exercisable at the market price at the date of the grant. These options will vest in January 2006. It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED, that the decisions of the Audit Committee and our Board of Directors to pay Messrs. Nuss, Perry and Livne annual remuneration of $5,600 and a per meeting attendance fee of $300, to extend the appointment of Mr. Jacob Even-Ezra as the Chairman of the Board until January 2006 and as the Chief Executive Officer for such a period until a new Chief Executive Officer is appointed, to increase Mr. Dekel's salary by 7% per annum, to pay Mr. Dekel a one time bonus equal to 36% of his annual salary and to grant to Mr. Jacob Even-Ezra and Mr. Dekel, in their capacity as officers, options to purchase 50,000 and 40,000 ordinary shares of the company, respectively, exercisable at the market price at the date of the grant and vesting in January 2006, are hereby ratified."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                   IV. COMPENSATION FOR OUR EXTERNAL DIRECTORS
                           (Item 4 on the Proxy Card)

     Pursuant to the Companies Law, an external director is entitled to compensation and to reimbursement of expenses as provided in the Companies Regulations (Rules Regarding Compensation to an External Director), 5760-2000, or the Companies Regulations, promulgated under the Companies Law. The Companies Regulations provide that an external director is entitled to receive from the company an annual fee and a per meeting attendance fee for his or her participation at a meeting of the board of directors or any board committee
(including  written  resolutions,   meetings  of  committees  of  the  board  of
directors, or convened by our chief executive officer), up to the amounts specified in the Companies Regulations. An external director is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with his or her service as an external director. The Israeli Companies Law requires that the terms of compensation to external directors be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders, unless such payments are determined according to the fixed amount specified in the Companies Regulations.

     If Mrs. Anat Winner and Mr. Shaul Kobrinsky are elected at this Meeting as our external directors they will serve as our external directors for a three year term until the 2007 Annual General Meeting of Shareholders.

     Our Audit Committee and our Board of Directors has resolved that the external directors shall be paid an annual fee of $5,600 and a per meeting fee of $300, which are within the limits set forth in the Companies Regulations. It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED that the payment of directors' fees to our external directors for their first term of service as of July 29, 2004 as approved by our Audit Committee and Board of Directors is hereby approved and confirmed."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

      The Board of Directors recommends a vote FOR the foregoing resolution

                    V. DECLARATION OF CASH AND SHARE DIVIDEND
                           (Item 5 on the Proxy Card)

     Pursuant to our Articles of Association, distribution of dividends to our shareholders must be approved by the General Meeting of Shareholders. At a meeting held on December 28, 2003, our Board of Directors approved the payment to our shareholders of an interim cash dividend in the amount of $0.05 per ordinary share to holders of the record as of January 12, 2004.

     At a meeting held on April 28, 2004, our Board of Directors declared a 5% share dividend, payable to holders of our ordinary shares as of July 29, 2004, as a final dividend for the year ended December 31, 2003.

     Shareholders should note that pursuant to our Articles of Association, the shareholders present at the Meeting may not declare a larger dividend than is recommended by our Board of Directors, but may declare a smaller dividend than is recommended by the Board of Directors.

     It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED that the payment, to holders of our ordinary shares as of January 12, 2004, of an interim cash dividend in the amount of $0.05 per ordinary share and the declaration of a 5% share dividend, to holders of our ordinary shares as of June 29, 2004, as a final dividend for the year ended December 31, 2003, are hereby approved and confirmed."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board recommends a vote FOR approval of the forgoing resolution.

             VI. APPROVAL OF OUR NEW 2003 ISRAELI SHARE OPTION PLAN
                           (Item 6 on the Proxy Card)

     In 1993, we adopted a Stock Option Plan. As amended, this Stock Option Plan provides for the grant of options to purchase up to 1,269,212 of our ordinary shares to our employees, management, officers and directors and of our subsidiaries. In 2002, Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 was amended effective as of January 1, 2003 and our existing plan does not comply with the newly amended provisions of Section 102. As of December 31, 2003, 223,216 options remain outstanding and 611,542 options remain available for grant under the original plan. We do not intend to grant any more options under our original plan, but rather intend to roll-over the remaining options available for grant into a new plan that conforms with the newly amended provisions of Section 102.

     Our Audit Committee and Board of Directors have adopted, subject to shareholder approval, a new plan, the 2003 Israeli Share Option Plan, or the ISOP, which complies with the amended Section 102 and authorizes the grant of options to purchase up to 611,542 ordinary shares. Employees, officers directors and consultants of us or and our subsidiaries are eligible to participate in the ISOP. The ISOP has a term of ten years and will terminate in October 2013.

     The provisions of our ISOP are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the ISOP will be taxable under the "capital gains path." Pursuant to this path, the profit realized by an employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the elapse of such period, the profit is re-characterized as ordinary income. Our company will not be allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income.

     The Board of Directors or a committee of the Board of Directors, the Committee, if appointed, will administer the ISOP. The Board of Directors or the Committee will have the full power to and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board's decisions:

     o    designate participants;

     o determine the terms and provisions of the respective option agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary;

     o    determine the purchase price of each share subject to an option;

     o    designate the type of options;

     o    make an election as to the type of Approved 102 option;

     o alter any restrictions and conditions of any options or shares subject to any options;

     o    interpret the provisions and supervise the administration of the ISOP;

     o accelerate the right of an optionee to exercise in whole or in part, any previously granted option;

     o    determine the purchase price of the option;

     o prescribe, amend and rescind rules and regulations relating to the ISOP; and

     o make all other determinations deemed necessary or advisable for the administration of the ISOP.

     The Board of Directors or the Committee may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted. The purchase price of each share subject to an option will be determined by the Board of Directors or the Committee (if permissible under the Israeli Companies Law) in its sole and absolute discretion.

     Options are not assignable or transferable by the optionee. No option or any right with respect thereto, purchasable hereunder, whether fully paid or not, may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the optionee each optionee's rights to purchase shares may only be exercised by the optionee. Generally, an option may be exercised as long as the optionee is employed by, or providing services to, the company or any of its affiliates, to the extent the options have vested.

     The Board of Directors believes that the approval of the ISOP at this Meeting will (i) provide us with the means to attract and retain talented personnel; (ii) result in our saving cash, which would otherwise be required to maintain our current employees, officers and directors and attract and adequately reward additional employees, officers and directors; and (iii) enable us to remain competitive in our industry.

     It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED, the 2003 Israeli Stock Option Plan authorizing the grant of options to purchase up to 611,542 ordinary shares, par value NIS 1.00 per share, be and is hereby adopted and approved."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

               VII. AUTHORIZATION OF THE CHAIRMAN OF THE BOARD OF
           DIRECTORS TO SERVE CONCURRENTLY AS CHIEF EXECUTIVE OFFICER
                           (Item 7 on the Proxy Card)

     The Companies Law provides that the chairman of the board of directors of a public company may not hold the office of chief executive officer or exercise any of the powers of the chief executive officer (as determined by the Companies
Law). However, the Companies Law also provides that the general meeting of shareholders may authorize the chairman of the board to serve as the chief executive officer of such public company for a period of up to three years, commencing on the date of such authorization. Mr. Jacob Even-Ezra was authorized to serve as our Chief Executive Officer in addition to his position as Chairman of the Board for three years, at a general meeting of shareholders held on May 16, 2001. The Audit Committee and our Board of Directors believes that it is in the best interests of our company and its shareholders that it be granted authority to re-appoint Mr. Even-Ezra as Chairman of the Board of Directors, while he concurrently serves as our Chief Executive Officer. The authorization will be for a term that will not exceed three years.

     It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED, that the Board of Directors is authorized to appoint Mr. Jacob Even-Ezra to serve as both Chairman of the Board of Directors and our Chief Executive Officer for a term not to exceed three years."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that such majority vote includes at least two-thirds of the ordinary shares represented at the Meeting in person or by proxy that are held by non-controlling shareholders (excluding the votes of the abstaining shareholders), will be necessary for shareholder approval of the foregoing resolution.

      The Board recommends a vote FOR approval of the forgoing resolution.

                     VIII. REVIEW OF THE DIRECTORS' REPORT,
             CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT

     At the Meeting, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2003 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item 8 will not involve a vote of the shareholders.


                                 OTHER BUSINESS

     The Board of Directors knows of no business that is to be brought before the meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters.

     OUR ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 ARE ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL FINANCIAL STATEMENTS WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., 17 ALTALEF STREET, INDUSTRIAL ZONE, YAHUD 56100, ISRAEL, ATTENTION: RAYA ASHER, SECRETARY.


                                            By Order of the Board of Directors

                                            /s/Jacob Even-Ezra
                                            JACOB EVEN-EZRA
                                           Chairman of the Board of Directors
                                           and Chief Executive Officer




Dated:  June 29, 2004

                                                                          ITEM 2

                           MAGAL SECURITY SYSTEMS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Jacob Even-Ezra and Raya Asher, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 29, 2004 at 10:00 a.m. at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

     THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR AND EXTERNAL DIRECTOR IN ITEMS 1A, 1B AND 1C AND FOR ITEMS 2 THROUGH 7. ON ANY OTHER BUSINESS THAT MAY PROPERLY
COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                           MAGAL SECURITY SYSTEMS LTD.

                                  July 29, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                        "FOR" PROPOSALS 2, 3,4,5,6 AND 7.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1A. The election of six directors for terms expiring in 2005.

[ ] FOR ALL NOMINEES

[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES

[ ] FOR ALL EXCEPT
      (See instructions below)

NOMINEES:
( )JACOB EVEN-EZRA
( )IZHAR DEKEL
( )NATHAN KIRSH
( )JACOB NUSS
( )JACOB PERRY
( )ZEEV LIVNE

INSTRUCTION:       To withhold  authority to vote for any individual
------------       nominee(s),  mark "FOR ALL EXCEPT" and fill in the circle
                   next to each nominee you wish to withhold, as shown here: (X)

     1B.  To elect Shaul Kobrinsky as an external director.

              [ ] FOR             [ ] AGAINST         [ ] ABSTAIN

     1C.  To elect Anat Winner as an external director.

              [ ] FOR             [ ] AGAINST         [ ] ABSTAIN

     2. Approval of the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates, as independent auditors of the Company for the year ending December 31, 2004 and to authorize the audit committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

              [ ] FOR             [ ] AGAINST         [ ] ABSTAIN

     3. Approval of the terms of compensation and the terms of employment for certain of the Company's Directors and Officers.

              [ ] FOR             [ ] AGAINST         [ ] ABSTAIN


     4. Approval of the terms of compensation for the Company's External Directors.

              [ ] FOR             [ ] AGAINST         [ ] ABSTAIN

     5. Approval of an interim cash dividend in the amount of $0.05 per ordinary share, par value NIS 1.00 each, that was paid to shareholders of record as of January 12, 2004, and declaration of an additional 5% share dividend to shareholders of record as of July 29, 2004, as a final dividend for the year ended December 31, 2003.

               [ ] FOR             [ ] AGAINST         [ ] ABSTAIN


     6.   Approval of the Company's new 2003 Israeli Share Option Plan.

              [ ] FOR             [ ] AGAINST         [ ] ABSTAIN


     7. Authorization of Mr. Jacob Even-Ezra, the Company's Chairman of the Board of Directors, to serve concurrently as its Chief Executive Officer.

              [ ] FOR             [ ] AGAINST         [ ] ABSTAIN


To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
[ ]


Signature of Shareholder_________________ Date ______________
Signature of Shareholder_________________ Date ______________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                              (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 7, 2004